Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:
(1) Registration Statement (Form S-3 No. 333-206168) of Tesoro Logistics LP authorizing the continuous issuance of common units representing limited partner interests having an aggregate gross sales price of up to $750 million
(2) Registration Statement (Form S-8 No. 333-173807) pertaining to the Tesoro Logistics LP 2011 Long-Term Incentive Plan;
of our reports dated February 25, 2016, with respect to the combined consolidated financial statements of Tesoro Logistics LP, and the effectiveness of internal controls over financial reporting of Tesoro Logistics LP, included in this Annual Report (Form 10-K) of Tesoro Logistics LP for the year ended December 31, 2015.

/s/ ERNST & YOUNG LLP

San Antonio, Texas
February 25, 2016